AM 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003087

SEC FILE NUMBER
8- 41988

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3799 Route 46 Hilltop Plaza
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crafa 973-299-8989
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name — *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD 3/28/02

OATH OR AFFIRMATION

I, William Walsh, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Hennion & Walsh, Inc., as o December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:



Signature

President

Title



Notary Public

LINDA D. RODRIGUEZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/15/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENNION & WALSH, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2001

Statement of Income for the year ended December 31, 2001

Statement of Changes in Shareholders' Equity for the year ended December 31, 2001

Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the year ended December 31, 2001

Statement of Cash Flows for the year ended December 31, 2001

Notes to Financial Statements

Schedules:

- Computation of Net Capital
- Computation of Aggregate Indebtedness
- Reconciliation of Net Capital to Submitted Unaudited Net Capital
- Computation of Basic Net Capital Requirement
- Auditors' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. as of December 31, 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP
Certified Public Accountants

February 12, 2002
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

HENNION & WALSH, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in bank and on hand		$ 24,249
Receivable from brokers and dealers		22,864
State and Municipal Government Obligations - long position, at market value		2,208,187
Investment securities, at market value		69,030
Interest receivable - State and Municipal Government Obligations		32,656
Miscellaneous receivables and prepaid expenses		44,754
Deposit with clearing organization		27,547
Total Current Assets		2,429,287
FIXED ASSETS		
Leasehold improvements	$ 13,375	
Office furniture, fixtures and equipment	97,555	
	110,930	
Less: Accumulated depreciation	98,337	
Total Fixed Assets		12,593
		$2,441,880

See accompanying notes

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to brokers and dealers		$1,122,061
State and Municipal Government Obligations - short position, at market value		79,131
Accounts payable, accrued expenses and taxes		438,700
Total Liabilities		1,639,892
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
Authorized 2,500 shares, no par value		
Issued and outstanding 250 shares	$ 15,000	
Capital in excess of par value	173,402	
Undistributed Sub-Chapter S income	613,586	
Total Shareholders' Equity		801,988
		$2,441,880

HENNION & WALSH, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Trading profits		$4,836,970
Commission income		1,559,393
Interest income		195,860
Miscellaneous income		6,872
Total Income		6,599,095
EXPENSES		
Salaries and commissions	$3,810,309	
Interest	178,381	
Clearance charges	387,709	
Assessments and fees	89,244	
Payroll taxes	233,833	
Sales expense	44,814	
Insurance	37,125	
Rent	171,160	
Line charges	155,901	
Telephone and telegraph	115,237	
Office expenses and stationery	143,290	
Auto expense	10,614	
Equipment rental	70,540	
Dues and subscriptions	20,155	
Postage	42,201	
Professional fees	229,292	
Advertising	32,972	
Entertainment and promotion	89,813	
Pension expense	28,270	
Depreciation and amortization	5,459	
Group insurance and medical reimbursement	143,032	
Contributions	5,947	
Miscellaneous	73,050	
Employee training	16,698	
Travel	43,630	
Total Expenses		6,178,676
NET INCOME BEFORE PROVISION FOR INCOME TAXES		420,419
PROVISION FOR INCOME TAXES		6,301
NET INCOME		$ 414,118

See accompanying notes

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001	$1,009,308
Add: Net income	414,118
	1,423,426
Less: Shareholder withdrawals	621,438
BALANCE - DECEMBER 31, 2001	$ 801,988

See accompanying notes

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001	$ -0-
BALANCE - DECEMBER 31, 2001	$ -0-

See accompanying notes

HENNION & WALSH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$414,118
Depreciation and amortization	5,459
Net decrease in operating assets and liabilities, detailed below	217,040
Net Cash Provided by Operating Activities	636,617
CASH FLOWS FROM INVESTING ACTIVITIES	
Shareholders' withdrawals	(621,438)
Purchase of equipment	(3,947)
Net Cash Used in Investing Activities	(625,385)
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
Net decrease in cash	11,232
CASH - JANUARY 1, 2001	13,017
CASH - DECEMBER 31, 2001	$ 24,249
OPERATING ASSETS AND LIABILITIES	
(Increase) decrease - receivable from brokers and dealers	$172,298
(Increase) decrease - State and Municipal Government Obligations, at market value	647,196
(Increase) decrease - investment securities, at market value	(13,230)
(Increase) decrease - interest receivable - State and Municipal Government Obligations	16,849
(Increase) decrease - miscellaneous receivables and prepaid expenses	68,084
(Increase) decrease - deposit with clearing organization	(844)
Increase (decrease) - payable to brokers and dealers	(588,083)
Increase (decrease) - accounts payable, accrued expenses and taxes	(123,901)
Increase (decrease) - State and Municipal Government Obligations - short position, at market value	38,671
(DECREASE) IN OPERATING ASSETS AND LIABILITIES	$217,040
SUPPLEMENTAL CASH FLOW INFORMATION	
Amount paid for:	
Interest expense	$178,381
Income taxes	$ 13,901

See accompanying notes

HENNION & WALSH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended	
September 30, 2002	$128,537

In February, 2001 and arbitration claim was filed with NASD Regulation, Inc. asserting claims of violation of the Louisiana Securities Act. The Company filed an answer to this claim on or about May 23, 2001, denying all material allegations. This arbitration is currently in the discovery phase. The Company has also filed a motion to dismiss the Statement of Claim for failure to state a cause of action. The Company is vigorously defending this claim. Counsel for the Company has stated that it is difficult at this stage to predict the outcome of this action. Arbitration hearings are set for March of 2002.

The NASD District 96 office had recently conducted an audit of the Company. The audit was closed with a letter of caution being issued.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

However, the NASD has indicated that it will continue its investigation, which could result in some charges and the imposition of some sanctions. Counsel for the Company has stated that the resolution of this matter is unknown at this early stage.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income or loss reported directly by the shareholders under provisions of Sub-Chapter S of the Internal Revenue Code. Therefore, there is no provision for Federal Income Taxes. Beginning in 1994, the Company has elected to be taxed under the S-Corporation rules for the State of New Jersey.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At December 31, 2001 the Company had a net capital of $611,494, which exceeded the requirements by $361,494.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HENNION & WALSH, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY		$801,988
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$801,988
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 12,593	
Miscellaneous receivables	44,754	
Other	600	
Total Non-Allowable Assets		57,947
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		744,041
HAIRCUTS		
State and Municipal Government Obligations	111,694	
Other securities	20,853	132,547
NET CAPITAL		$ 611,494

HENNION & WALSH, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2001

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable, accrued expenses and taxes	$438,700
TOTAL AGGREGATE INDEBTEDNESS	$438,700
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	71.7%

HENNION & WALSH, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2001

NET CAPITAL PER UNAUDITED X17A-5	$611,494
NET CAPITAL PER AUDITED REPORT	$611,494

HENNION & WALSH, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 29,248
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$250,000
NET CAPITAL REQUIREMENT	$250,000
EXCESS NET CAPITAL (Net capital less net capital requirement)	$361,494
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$567,624

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Hennion & Walsh, Inc.

We have audited the financial statements of Hennion & Walsh, Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 12, 2002. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practice and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. Under auditing standards generally accepted in the United States of America and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the executing and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Louis Sternbach + Company, LLP

Certified Public Accountants

February 12, 2002
New York, New York

HENNION & WALSH, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

